INTRODUCTION TEXT:

Message to Goldcorp Shareholders
Glamis Gold Ltd.

Pure Gold
Real Growth

Vote Pure Gold

Vote NO to
Wheaton River

Vote
Today

Ready...Steady...VOTE!

KEVIN MCARTHUR: Hello and good day. I am Kevin McArthur, President and CEO of Glamis Gold Ltd. I’ve been asked to comment to Goldcorp shareholders on our premium bid. This offer comes after a full year of work and if you’ll review the materials in our circular and in our presentations, you’ll that this is our fourth major acquisition since I became CEO in 1998. And each of those transactions has added tremendous shareholder value.

So the question to Goldcorp shareholders is “Why Glamis?” It’s because we have over 25 years of experience in building and operating gold mines in the Americas—experience in spotting opportunities and in delivering results. Ours is an operations culture, one that Goldcorp desperately needs. And we are willing to share our industry leading growth culture and our tremendous future earnings with Goldcorp shareholders in exchange for the opportunity to work hard and to create real lasting value at the Red Lake Mine.

Meanwhile, Goldcorp management wishes to merge with Wheaton River. This is a fine company in its own right, but Glamis is the better choice: the pure gold alternative, offering a premium bid and low risk. Don’t dilute your gold shares with copper and don’t take on Wheaton’s massive execution risk. By February 7, deliver your proxies voting “no” to the Wheaton River deal. Then, by February 14, tender to the Glamis premium offer: a premium of 23% and a pure gold company that will be the “go to” gold stock of future choice. Thank you.

CONCLUSION TEXT:

Vote for Pure Gold...
and a Premium

Vote NO to Wheaton River
February 10th

This presentation © 2005 Glamis Gold Ltd.
Ready, Steady, Go by Paul Oakenfield